SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the month of March 2006	Commission File Number 001-15014
SUN LIFE FINANCIAL INC.
(the “Company”)

(Translation of registrant’s name into English)
150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
N/A

Exhibit

99.1	Notice of Annual Meeting of Common Shareholders - May 10, 2006 and Management Information Circular
99.2	Notice of Meeting
99.3	Shareholder Proxy Forms
99.4	Request for Delivery of Financial Statements
99.5	Letters to Shareholders
99.6	Annual Report 2005

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)
Date: March 28, 2006	By	/s/ “Thomas A. Bogart”
Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer